UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM SD

Specialized Disclosure Report

ZOOM TELEPHONICS, INC.
(Exact Name Of Registrant As Specified In Its Charter)

Delaware
(State or Other Jurisdiction of Incorporation)

000-53722	04-2621506
(Commission File Number)	(I.R.S. Employer Identification No.)

207 South Street, Boston, MA	02111
(Address of Principal Executive Offices)	(Zip Code)

Deena M. Randall, 617-753-0008
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13 p-1 under the Securities Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report, Exhibit

A copy of Zoom Telephonics, Inc. Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at: www.zoomtel.com/about/corp_governance.html

Item 1.02 Exhibits

Section 2 - Exhibits

The following exhibit is filed as part of this report:

Exhibit Number	Exhibit Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 28, 2015	ZOOM TELEPHONICS, INC.

By: /s/ Deena M. Randall
Deena M. Randall VP of Operations